FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile 011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release “Provida Reports a Material Event”, dated July 1, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: July 2, 2003	By:	/s/ Salvador Milán Alcaraz

Name: Salvador Milán Alcaraz
Title: Chief Financial Officer

Item 1

Contact:

María Paz Yañez
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile - July 1, 2003

PROVIDA REPORTS A MATERIAL EVENT

Today, Tuesday July 1, 2003, Mr. Gustavo Alcalde, Chief Executive Officer of AFP Provida S.A., has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with articles 9 and 10 of Law 18,045, article 44, 5th subparagraph of Law 18,046 and General Rule No. 30 of the Superintendency of Securities and Insurance, pleased be advised of the essential event of a resolution adopted by the Board of Directors of AFP Provida S.A. at a meeting held June 30, 2003, as follows:

1.	The public tender for the Life and Disability Insurance Contract was awarded to BBVA Seguros de Vida S.A., which will run for a period of seventeen months as of August 1st of this year, for a monthly amount of UF 2,150.

The Board decided that this transaction is within arm’s length conditions similar to those usually prevailing on the market.

2.	A credit facility will be opened with Banco Bilbao Vizcaya Argentaria, Chile, for Ch$20,000 million, to be used under conditions similar to those usually prevailing on the market.